Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Six Months of Fiscal 2023

FOSHAN, China, August 16, 2023 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the six months of fiscal 2023 ended February 28, 2023.

FISCAL SIX MONTHS 2023 FINANCIAL PERFORMANCE HIGHLIGHTS

Six Months Ended February 28, 2023 (in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Six Months Ended February 28, 2023	Six Months Ended February 28, 2022	YoY % Change
Revenue	977.5	873.5	11.9%
Gross Profit	295.2	258.9	14.0%
Gross Margin	30.2%	29.6%	0.6%
Operating Income/(Loss)	25.7	(22.9)	211.8%
Operating Margin	2.6%	(2.6% )	5.2%
Net Loss for the period	(8.8)	(52.9)	83.4%

Adjusted Gross Profit (1)	302.8	268.3	12.9%
Adjusted Operating Income/(Loss) (2)	33.3	(14.4)	331.2%
Adjusted Net Loss (3) for the period	(2.7)	(46.4)	94.1%
Adjusted EBITDA (4) for the period	63.5	127.7	(50.3% )

Basic and Diluted Loss per Share	(0.10)	(0.42)	76.2%
Adjusted Basic and Diluted Loss per Share (5) for the period	(0.05)	(0.36)	86.1%
Basic and Diluted Loss per ADS	(0.40)	(1.68)	76.2%
Adjusted Basic and Diluted Loss per ADS (6) for the period	(0.20)	(1.44)	86.1%

1.	Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets.
2.	Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets.
3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets.
4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit; depreciation and amortization and share-based compensation expense.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets.) divided by the weighted average number of basic and diluted ordinary shares.
6.	Adjusted basic and diluted earnings/(loss) per American depositary share (“ADS”) is defined as adjusted net income/(loss) attributable to ADS shareholders (net income/(loss) attributable to ADS shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets.) divided by the weighted average number of basic and diluted ADSs. The number of shares used in calculating basic and diluted earnings/(loss) per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing four Class A ordinary shares, which became effective on August 19, 2022.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Overseas Schools (CATS Global Schools)

CATS Global Schools included 4 Stafford House locations in UK and Canada, 4 CATS Colleges in US and UK, Cambridge School of Visual & Performing Arts and 3 independent boarding schools in UK as of February 28, 2023.

●	For the six-month period, revenue increased by 17.4% and amounted to RMB402.9 million, compared to RMB343.3 million in the same period of last fiscal year, and accounted for 41.2% of the total revenue.

Complementary Education Services

The complementary education services business comprised language training, overseas study counselling, career counselling, study tour and camps as well as international contest training and others.

●	For the six-month period, revenue increased 14.5% and amounted to RMB365.3 million, compared to RMB318.9 million for the same period of last fiscal year, and accounted for 37.4% of the total revenue.

Domestic Kindergartens & K-12 Operation Services

The domestic kindergartens & K-12 operation services business comprises of for-profit kindergartens and operation services for domestic K-12 schools including catering and procurement services.

●	For the six-month period, revenue amounted to RMB209.3 million, as compared to RMB211.3 million for the same period of last fiscal year, and accounted for 21.4% of the total revenue.

MANAGEMENT COMMENTARY

“We delivered a solid performance in the first half of fiscal 2023 against an uncertain macroeconomic backdrop, underpinned by the strength of our diversified global business portfolio and our focus on disciplined and rigorous execution,” said Mr. Tim Hongru Zhou, Chair & Chief Executive Officer of Bright Scholar. “In the period, we recorded a 11.9% growth in revenue, 14.0% increase in gross profit and 211.8% increase in operating income as compared to operating loss in the same period of the last fiscal year. Our adjusted net loss has substantially narrowed to RMB2.7 million from RMB46.4 million, representing a year-over-year improvement of 94.1%.”

“The top line growth was primarily driven by the strong business recovery in our overseas schools and complementary education services businesses in the first half of fiscal 2023. During the period, the Overseas Schools segment, which contributed to 41.2% of the total revenue, experienced the strongest business recovery, and this segment now presents enormous market opportunities for scaling growth. This segment was the major contributor to an improved bottom line in this period, resulting from its increasing operating leverage.”

“Since the lifting of COVID restrictions in early 2023, the Complementary Education Services segment, which accounted for 37.4% of the total revenue, experienced a strong rebound in its major businesses.  We are encouraged by the upward trends in overseas study counselling and international contest training services, and we see promising prospects for increasing their scale over the medium term. Our plan for the next phase of growth in this segment is to concentrate on enhancing the overall business mix to achieve higher returns.”

“On the other hand, the Domestic Kindergartens & K-12 Operation Services segment, which represented 21.4% of the total revenue, had a relatively slower rebound after the pandemic, with a continued downward trend in core service revenue. We anticipate that this segment will continue to face market headwinds,” Mr. Zhou continued.

“Members of the new management team appreciate the opportunity to fully immerse ourselves into the Company. Following a strategic and holistic analysis of our businesses, we identified opportunities and gaps, prioritised our strategic imperatives, and re-engineered our cost base. Furthermore, in July 2023, we proactively paid off all our outstanding bank loans, an initiative aimed at bolstering our financial sustainability and reducing interest expenses. With these ongoing substantive changes, we believe we are operating from a position of strength. This is crucial to our ongoing efforts to enhance the performance of our portfolio of businesses and achieve growth that is both scalable and sustainable.”

“As we look ahead, we will further refine our strategy and enhance our business models to capitalise on market opportunities for scaling up our global businesses and, at the same time to build resilience to enable us to achieve strong profitable growth in revenue, adjusted EBITDA and cashflow, even in challenging economic circumstances. This in turn will allow us to generate long-term value for our shareholders,” Mr. Zhou concluded.

UNAUDITED FINANCIAL RESULTS for FISCAL SIX Months ENDED February 28, 2023

Revenue

Revenue for the period was RMB977.5 million, representing an 11.9% increase from RMB873.5 million for the same period of the last fiscal year.

Overseas Schools: Revenue contribution for the period was RMB402.9 million, representing a 17.4% increase from RMB343.3 million for the same period of the last fiscal year. The increase was mainly attributable to the recovery of overseas schools’ operation from the pandemic.

Complementary Education Services: Revenue contribution for the period was RMB365.3 million, representing a 14.5% increase from RMB318.9 million for the same period of the last fiscal year. The increase was mainly attributable to the recovery of overseas study counselling and international contest training business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the period was RMB209.3 million, as compared to RMB211.3 million for the same period of the last fiscal year. The decrease was primarily caused by the short-term negative impact of the pandemic resurgence that occurred immediately after the lifting of COVID-19 restrictions. Additionally, the expected rebound in business activity was lower than anticipated, further exacerbating the situation.

Cost of Revenue

Cost of revenue for the period was RMB682.3 million, as compared to RMB614.6 million for the same period last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the period was RMB295.2 million, representing a 14.0% increase from RMB258.9 million for the same period of the last fiscal year. Gross margin increased to 30.2% from 29.6% for the same period of the last fiscal year.

Adjusted gross profit for the period was RMB302.8 million, representing a 12.9% increase from RMB268.3 million for the same period of the last fiscal year.

Selling, General and Administrative Expenses

Total SG&A expenses for the period were RMB295.7 million, as compared to RMB284.9 million for the same period of the last fiscal year.

Operating Income/Loss, Operating Margin and Adjusted Operating Income/Loss

Operating income for the period was RMB25.7 million, as comparing to operating loss of RMB22.9 million for the same period of the last fiscal year. Operating margin was 2.6% for the period, as compared to (2.6%) for the same period of the last fiscal year.

Adjusted operating income for the period was RMB33.3 million, as comparing to adjusted operating loss of RMB14.4 million for the same period of the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the period was RMB8.8 million, representing an 83.4% decrease in loss from net loss of RMB52.9 million for the same period of the last fiscal year.

Adjusted net loss for the period was RMB2.7 million, representing an 94.1% decrease in loss from net loss of RMB46.4 million for the same period of the last fiscal year.

Loss per ordinary share/ADS and Adjusted Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the period were RMB0.10 and RMB0.10, respectively, as compared to loss of RMB0.42 and RMB0.42, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share attributable to ordinary shareholders for the period were RMB0.05 and RMB0.05, respectively, as compared to loss of RMB0.36 and RMB0.36, respectively, for the same period of the last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders for the period were RMB0.40 and RMB0.40, respectively, as compared to loss of RMB1.68 and RMB1.68, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ADS attributable to ADS holders for the period were RMB0.20 and RMB0.20, respectively, as compared to loss of RMB1.44 and RMB1.44, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB63.5 million, as compared to adjusted EBITDA of RMB127.7 million for the same period of the last fiscal year. This is due to the decline of investment income from finance product investment.

Cash and Working Capital

As of February 28, 2023, the Company’s cash and cash equivalents and restricted cash were RMB826.3 million (US$119.2 million), as compared to RMB856.1 million as of August 31, 2022.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2023

For the fiscal year 2023, the Company currently expects its revenue to be in a range of RMB1.9 billion and RMB2.0 billion, representing a year-over-year growth of 10% to 15%.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and market demand, which are all subject to change.

RECENT DEVELOPMENTS

Going Private Proposal

On December 30, 2022, the Company received a letter dated December 29, 2022 from Ms. Huiyan Yang and Ms. Meirong Yang (collectively, the “Buyer Group”), informing the Company the decision of the Buyer Group to withdraw the non-binding going private proposal (the “Proposal”) dated April 29, 2022 and forego the Proposal to privatize the Company.

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the six months ended February 28, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.9325, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2023 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization and share-based compensation expense. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets and tax effect of amortization of intangible assets. We define adjusted operating income/(loss) as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding share-based compensation expense, amortization of intangible assets and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit, adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets and tax effect of amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; tax effect of amortization of intangible assets; and income/(loss), have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	February 28,
	2022	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	664,769	630,294	90,919
Restricted cash	191,365	196,020	28,275
Accounts receivable, net	18,084	32,581	4,700
Amounts due from related parties, net	196,626	190,100	27,422
Other receivables, deposits and other assets, net	112,762	109,710	15,825
Inventories	6,869	5,732	827
Held for sale assets	11,258	-	-
Total current assets	1,201,733	1,164,437	167,968

Restricted cash - non current	1,650	1,650	238
Property and equipment, net	393,277	399,497	57,627
Intangible assets, net	322,896	331,508	47,819
Goodwill, net	1,433,916	1,483,391	213,976
Long-term investments	40,486	38,674	5,579
Prepayment for construction contract	4,894	10,202	1,472
Deferred tax assets, net	85,103	90,390	13,039
Other non-current assets, net	15,343	14,123	2,036
Operating lease right-of-use assets	1,453,833	1,487,138	214,517
Total non-current assets	3,751,398	3,856,573	556,303

TOTAL ASSETS	4,953,131	5,021,010	724,271

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	February 28,
	2022	2023
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	100,229	119,703	17,267
Amounts due to related parties	343,032	312,784	45,119
Accrued expenses and other current liabilities	262,490	235,707	34,000
Short-term loans	149,239	156,933	22,637
Income tax payable	85,856	83,193	12,000
Contract liabilities	516,731	538,247	77,641
Refund liabilities	20,517	18,136	2,616
Operating lease liabilities	104,515	111,731	16,117
Total current liabilities	1,582,609	1,576,434	227,397
Contract liabilities – non current	2,203	1,825	263
Deferred tax liabilities, net	21,707	20,276	2,925
Other non-current liabilities due to related parties	11,197	5,363	774
Long-term loans	633	-	-
Operating lease liabilities – non current	1,439,239	1,473,595	212,563
Total non-current liabilities	1,474,979	1,501,059	216,525

TOTAL LIABILITIES	3,057,588	3,077,493	443,922

EQUITY
Share capital	8	8	1
Additional paid-in capital	1,693,358	1,696,424	244,706
Statutory reserves	14,872	20,154	2,907
Accumulated other comprehensive income	34,401	98,093	14,150
Accumulated deficit	(72,737)	(90,450)	(13,047)
Shareholders’ equity	1,669,902	1,724,229	248,717
Non-controlling interests	225,641	219,288	31,632
Total equity	1,895,543	1,943,517	280,349

TOTAL LIABILITIES AND EQUITY	4,953,131	5,021,010	724,271

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Six Months Ended February 28,
	2022	2023
	RMB	RMB	USD
Revenue	873,505	977,531	141,007
Cost of revenue	(614,584)	(682,349)	(98,428)

Gross profit	258,921	295,182	42,579
Selling, general and administrative expenses	(284,946)	(295,714)	(42,656)
Other operating income	3,085	26,182	3,777

Operating (loss)/income	(22,940)	25,650	3,700
Interest expense, net	(84,383)	(5,728)	(826)
Investment income/(loss)	78,954	(1,463)	(211)
Other expenses	(6,155)	(2,753)	(397)

Net (loss)/income/ before income taxes and share of equity in loss of unconsolidated affiliates	(34,524)	15,706	2,266
Income tax expense	(18,303)	(24,166)	(3,486)
Share of equity in loss of unconsolidated affiliates	(111)	(348)	(50)

Net loss	(52,938)	(8,808)	(1,270)

Net (loss)/income/ attributable to non-controlling interests	(3,610)	3,623	523

Net loss attributable to ordinary shareholders	(49,328)	(12,431)	(1,793)

Net loss per share attributable to ordinary shareholders
—Basic	(0.42)	(0.10)	(0.02)
—Diluted	(0.42)	(0.10)	(0.02)

Weighted average shares used in calculating net loss per ordinary share:
—Basic	118,725,655	118,669,795	118,669,795
—Diluted	118,725,655	118,669,795	118,669,795

Net loss per ADS
—Basic	(1.68)	(0.40)	(0.08)
—Diluted	(1.68)	(0.40)	(0.08)

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Six Months Ended February 28,
	2022	2023
	RMB	RMB	USD
Net cash (used in)/generated from operating activities	(385,616)	23,536	3,395
Net cash used in investing activities	(1,181,644)	(11,956)	(1,725)
Net cash generated from/(used in) financing activities	1,581,836	(49,142)	(7,089)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(37,119)	7,742	1,117
Net change in cash and cash equivalents, and restricted cash	(22,543)	(29,820)	(4,302)
Cash and cash equivalents, and restricted cash at beginning of the period	1,515,163	857,784	123,734
Cash and cash equivalents, and restricted cash at end of the period	1,492,620	827,964	119,432

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Six Months Ended February 28,
	2022	2023
	RMB	RMB	USD
Gross profit	258,921	295,182	42,579
Add: Amortization of intangible assets	9,360	7,632	1,101
Adjusted gross profit	268,281	302,814	43,680

Operating (loss)/income	(22,940)	25,650	3,700
Add: Share-based compensation expense	(816)	-	-
Add: Amortization of intangible assets	9,360	7,632	1,101
Adjusted operating (loss)/income	(14,396)	33,282	4,801

Net loss	(52,938)	(8,808)	(1,270)
Add: Share-based compensation expense	(816)	-	-
Add: Amortization of intangible assets	9,360	7,632	1,101
Add: Tax effect of amortization of intangible assets	(1,995)	(1,564)	(226)
Adjusted net loss	(46,389)	(2,740)	(395)

Net loss attributable to ordinary shareholders	(49,328)	(12,431)	(1,793)
Add: Share-based compensation expense	(816)	-	-
Add: Amortization of intangible assets	9,360	7,632	1,101
Add: Tax effect of amortization of intangible assets	(1,995)	(1,564)	(226)
Adjusted net loss attributable to ordinary shareholders	(42,779)	(6,363)	(918)

Net loss	(52,938)	(8,808)	(1,270)
Add: Interest expense, net	84,383	5,728	826
Add: Income tax expense	18,303	24,166	3,486
Add: Depreciation and amortization	78,732	42,376	6,113
Add: Share-based compensation expense	(816)	-	-
Adjusted EBITDA	127,664	63,462	9,155

Weighted average shares used in calculating adjusted net loss per ordinary share:
—Basic and Diluted	118,725,655	118,669,795	118,669,795

Adjusted net loss per share attributable to ordinary shareholders
—Basic	(0.36)	(0.05)	(0.01)
—Diluted	(0.36)	(0.05)	(0.01)

Adjusted net loss per ADS
—Basic	(1.44)	(0.20)	(0.04)
—Diluted	(1.44)	(0.20)	(0.04)